

November 24, 2014

Via E-mail
Iurii Iurtaev
President and Principal Executive Officer
Lepota, Inc.
5348 Vegas Dr.
Las Vegas, NV 89108

> **Re:** **Lepota, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 10, 2014**
> **File No. 333-198808**

Dear Mr. Iurtaev:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 15

1.   We reissue prior comment five. Please clarify whether any of the amount allocated to salaries may be used as compensation for your officers and director. The current disclosure only states none of the money is "planned" to be used to pay these salaries.

Business Plan, page 21

2.   We note the disclosure that you renew the agreement with Interbeauty. Please add disclosure that there is no guarantee Interbeauty will renew this agreement and clarify whether you have had any discussion with them regarding the renewal.

Government and Industry Regulation, page 24

3.   We note your revised disclosure in response to prior comment 15. Please clarify the references to accredited testing centers, and state registration carried out by a body authorized by the party. In addition, as previously requested, please discuss any potential regulations that could restrict the import of your proposed products.

Directors…, page 33

4.   We reissue the first part of prior comment 20. Please remove the references to specific contracts entered into by YuDiCom.

Executive Compensation, page 38

5.   We note the revisions made in response to prior comment 21. Please revise the compensation tables to update the total compensation column.

Security Ownership of Certain Beneficial Owners and Management, page 40

6.   We note the revision made in response to prior comment 22. Please revise to update the percentage of ownership held by officers and directors as a group. In addition, as previously requested, given that there is no minimum to this offering, please revise the percentage after the offering to reflect he percentage at various levels of proceeds.

Future Sales by Existing Stockholders, page 41

7.   We note your response to prior comment 23. Please provide us with your analysis showing how you determined that you are not a shell company as defined in Rule 405 under the Securities Act 1933. We note the assets disclosed on your balance sheet consist solely of cash and therefore would appear to fall within the definition of shell company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc (via email): Frederick C. Bauman, Esq.